Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

June 7, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

                Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 3, 2013

                File No. 1-14157

Dear Mr. Spirgel:

This letter responds to your letter dated May 24, 2013, to Kenneth Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the above-referenced documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Divestiture Transaction, page 8

Comment 1:

We note your response to comment four.  Addressing ASC 205-20-15-2, tell us in more detail how you concluded that the Divestiture Markets do not constitute a component.  Also, addressing ASC 360-10-20, tell us what is the lowest level asset group for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Response 1:

U.S. Cellular defines asset group for purposes of evaluating its property, plant and equipment for impairment per ASC 360-10-20, as all U.S. Cellular assets. Pursuant to ASC 360-10-35-23, “a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” Because of the nature of the wireless telephone business, the long-lived assets are interdependent regarding generation of cash flows. For example, cellular network assets (cell sites, switches, etc.) and retail assets (retail stores, etc.) are used to generate the same cash flows, and customers who reside in one U.S. Cellular market or region have the ability to use the network (roaming) and retail stores in other U.S. Cellular markets. Further, major operating activities like roaming agreements, network and handset equipment purchase agreements, supply chain management and marketing are administered on a national basis and not on a market-by-market basis.

Pursuant to ASC 205-20-45, “the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9,“ shall be reported in discontinued operations if certain conditions are met.

To determine if the Divestiture Markets qualified for such presentation (i.e., discontinued operations), the Company assessed whether these markets constituted a “component” of the Company. Per ASC 360-10-20, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, reporting unit, a subsidiary, or an asset group.”

With respect to whether there are cash flows that can be clearly distinguished for the Divestiture Markets, it should be noted that U.S. Cellular prepares separate financial statements for approximately 100 operating markets (including the four being divested) for legal and tax purposes.  However, given the integrated nature and interdependencies of the Company’s wireless operations discussed above, approximately 50% of the operating and administrative costs included in these market-level financial statements are the result of allocations of costs that are managed centrally. As a result of these interdependencies and high proportion of allocated costs, the Company does not believe that the cash flows at the operating market levels are considered “clearly distinguishable, operationally and for financial reporting purposes” for purposes of determining discontinued operations treatment under this guidance. The individual operating markets are instead part of a larger asset group and on their own do not constitute separate components. Therefore, the Company does not believe that the sale of four  individual operating markets qualifies for discontinued operations presentation.

The Company also examined the key words in the definition of “component” beyond the phrase “cash flows that can be clearly distinguished”.  These include reportable segment, operating segment, reporting unit, subsidiary and asset group.

•          The Divestiture Markets are not considered to be separate operating segments or reportable segments as the operating results of the markets are not regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to make resource allocations and assess performance.  The CODM only reviews consolidated U.S. Cellular operating results.

•          These markets are also not considered a separate reporting unit. Prior to the Divestiture Transaction, the Divestiture Markets were part of the Central Region reporting unit, which included over 50 other operating markets in addition to the markets being divested.

•          The Divestiture Markets represent multiple subsidiaries and per the definition above, a subsidiary may be a component. Most individual markets are also separate legal subsidiaries. Therefore, for similar reasons outlined above with respect to the approximately 100 individual operating markets, the Company does not believe that a subsidiary should be construed as a component.

Based on the above facts, the Divestiture Markets do not represent a “component” as defined in ASC 360-10-20 as they do not have clearly distinguishable operations or generate clearly distinguishable cash flows, as evidenced by the fact that these markets do not represent a reportable segment, operating segment, reporting unit or asset group.

Form 10-Q for the Quarter Ended March 31, 2013

2013 Estimates, Page 25

Comment 2:

We note in footnote (1) that the estimates reflect the impacts of selling to Apple products.  However, footnote (4) states that Adjusted Revenues exclude US Cellular Equipment sales revenues, presumably Apple product revenues.  Please reconcile these inconsistencies.

Response 2:

As disclosed in footnote (4), “Adjusted operating revenues” exclude equipment sales, and therefore excludes revenue from selling Apple products.  The financial impacts of selling Apple products referred to in footnote (1) were referring to the following:

•          Increased “Adjusted operating revenues” resulting from net incremental customers added and retained as a result of offering Apple products (i.e. revenue attributable to service related charges).

•          The change to “Adjusted income before income taxes” as a result of net increases in costs, primarily loss on equipment sales, that we expect to incur as a result of offering Apple products.

•          The change in capital expenditures related to the deployment on the 850 MHz band to provide additional capacity for future growth in data usage, which includes capacity required to accommodate Apple products.

In future filings we will clarify footnote (1) to include the additional explanations cited above.

In connection with responding to the Staff’s comments, the Company acknowledges that

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Controller, at (773) 355-3400, or me at (312) 592-5304.

Sincerely,

Telephone and Data Systems, Inc.

		By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer

cc:	Douglas D. Shuma